[KORN FERRY LETTERHEAD]

March 4, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Valeria Franks and Keira Nakada

VIA EDGAR

Re:	Korn Ferry

Form 10-K for Fiscal Year Ended April 30, 2024

Annual Report to Security Holders for Fiscal Year Ended April 30, 2024

File No. 001-14505

Dear Mses. Franks and Nakada,

This letter is in response to your letter dated February 21, 2025, regarding Korn Ferry’s (the “Company”) annual report on Form 10-K for the fiscal year ended April 30, 2024 and Annual Report to Security Holders for fiscal year ended April 30, 2024. Your comment from the February 21, 2025 letter is set forth below, followed by our related response.

Form 10-K for the Fiscal Year Ended April 30, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.

Please present or discuss the most comparable GAAP measures with equal or greater prominence where you present or discuss non-GAAP measures. In this regard, you present and/or discuss adjusted EBITDA and adjusted EBITDA margin on pages 3, 32, 37, and 38 of your document without also presenting and/or discussing net income attributable to Korn Ferry and net income margin attributable to Korn Ferry. This comment also applies to your Forms 10-Q and 8-K. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment. In future filings, including any Form 10-K, 10-Q or 8-K, beginning with the quarter ended January 31, 2025, the Company will include the most comparable GAAP measures with equal or greater prominence in each instance where a non-GAAP measure is presented or discussed. In this regard, whenever the Company presents or discusses in future filings adjusted EBITDA or adjusted EBITDA margin, the Company will present or discuss, as applicable, “net income attributable to Korn Ferry” (in the case of adjusted EBITDA) and/or “net income attributable to Korn Ferry margin” (in the case of adjusted EBITDA margin).

Korn Ferry and Subsidiaries

Consolidated Statements of Income, page F-7

2.

Please remove cash dividends declared per share from your consolidated statements of income and instead present this information in your consolidated statements of stockholders’ equity and/or footnotes. Similarly revise your Forms 10-Q and your press releases. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-10532.

The Company acknowledges the Staff’s comment and in future filings, commencing with its Quarterly Report on Form 10-Q for the quarter ended January 31, 2025, the Company will remove cash dividends declared per share from its condensed consolidated statements of income and instead present such information in a footnote to its condensed consolidated financial statements. The Company intends to add a new subsection titled “Cash Dividends” to the Employee Stock Plans section to its notes to consolidated financial statements included in future Form 10-K and Forms 10-Q filings that includes details on cash dividends declared per share for the period covered by the accompanying financial statements. Please see below for illustrative purposes the proposed disclosure to be included in the Company’s notes to consolidated financial statements included in its Form 10-K for the Year Ending April 30, 2025, with additions shown in double underline. The Company also confirms that it will remove cash dividends declared per share from its condensed consolidated statements of income included in its future earnings press releases.

* * *

4.	Employee Stock Plans

. . .

Cash Dividends

The following table shows the Company’s cash dividend declared per share for the periods indicated:

	Year Ended April 30,
	2025	2024	2023
Cash dividends declared per share:	$x	$1.02	$0.60

* * *

Annual Report to Security Holders for Fiscal Year Ended April 30 2024

Performance Highlights Fiscal Year 2024, page 3

3.

You present the non-GAAP measure of adjusted diluted earnings per share on pages 3 and 4 of your Annual Report to Security Holders. Please revise to include a reconciliation to the most directly comparable GAAP measure as required by Item 100(a)(2) of Regulation G.

The Company acknowledges the Staff’s comment and confirms that if it presents adjusted diluted earnings per share in any future Annual Report to Security Holders, it will present a reconciliation of such measure to diluted earnings per share, the most directly comparable measure as required by Item 100(a)(2) of Regulation G. Please see below the proposed update to footnote (2) to the Company’s Annual Report to Securityholders For the Fiscal Year Ended April 30, 2024 and a new proposed Schedule I thereto to be inserted after page 6 illustrating how the Company plans to display this information in future Annual Reports to Security Holders when presenting adjusted diluted earnings per share therein, with additions to the Company’s existing disclosure shown in double underline.

* * *

[2] Adjusted Diluted EPS, a non-GAAP financial measure, is defined as Diluted Earnings per Share, as reported in the Form 10-K, adjusted to exclude integration and acquisition costs, costs associated with the impairment of fixed assets (i.e., software and leasehold improvements) and right-of-use assets due to terminating and subleasing some of our office space and restructuring charges incurred to realign our workforce (all on an after-tax basis). See Schedule I hereto for a presentation of the most directly comparable GAAP measure for Adjusted Diluted EPS (Diluted EPS) and a reconciliation to that measure.

* * *

Schedule I

Reconciliation of Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share
Diluted Earnings Per Share	$3.23
Integration/Acquisition Costs(1)	$0.29
Impairment of Fixed Assets(2)	$0.03
Impairment of Right of Use Assets(3)	$0.03
Restructuring Charges, Net(4)	$1.32
Tax effect on the Adjusted Items(5)	$(0.43)
Tax Adjustment(6)	$(0.19)
Adjusted Diluted Earnings Per Share	$4.28

Explanation of Non-GAAP Adjustments

(1)	Costs associated with previous acquisitions, such as legal and professional fees, retention awards and the on-going integration expenses to combine the companies.
(2)

Costs associated with impairment of fixed assets primarily due to software impairment charge in our Digital segment in FY’24 and impairment on leasehold improvements due to terminating and deciding to sublease some of our office leases in FY’23.

(3)	Costs associated with impairment of right-of-use assets due to terminating and deciding to sublease some of our office leases.
(4)

Restructuring charges incurred to align our workforce to the challenging macroeconomic business environment arising from persistent inflationary pressures, rising interest rates and global economic geopolitical uncertainty.

(5)	Tax effect on integration/acquisition costs, impairment of fixed assets and right of use assets, and restructuring charges, net.
(6)

Due to actions taken in connection with the worldwide minimum tax, the Company recorded a $9.7 million non-recurring tax benefit in fiscal 2024 that resulted in the release of a valuation allowance, which is included in the Company’s US GAAP results but excluded from the Adjusted results.

* * *

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (480) 905-4006 or Ari Lanin of Gibson, Dunn & Crutcher LLP at (310) 552-8581.

Sincerely,

/s/ Robert P. Rozek
Robert P. Rozek
Executive Vice President, Chief Financial Officer & Chief Corporate Officer

cc:	Kim E. Letch, Ernst & Young LLP (via electronic mail)
Ari Lanin, Gibson, Dunn & Crutcher LLP (via electronic mail)